Exhibit 99.1

GFL Environmental Inc. Sets Date for First Quarter 2021 Earnings Release and Conference Call

VAUGHAN, ON, April 1, 2021 –GFL Environmental Inc. (NYSE, TSX: GFL) (“GFL” or the “Company”) today announced that it will release its 2021 first quarter financial results after the market closes on Wednesday, May 5, 2021 and will host an investor conference call related to this release on Thursday, May 6, 2021 at 8:30 am Eastern Time.

A live audio webcast of the conference call can be accessed by logging onto the Company's Investors page at investors.gflenv.com or by clicking here or listeners may access the call toll-free by dialing 1-844-824-3839 or 1-855-669-9657 (conference ID: 10153788) approximately 15 minutes prior to the scheduled start time.

The Company encourages participants who will be dialing in to pre-register for the conference call using the following link: https://dpregister.com/sreg/10153788/e5ae40613c. Callers who pre-register will be given a conference passcode and PIN to gain immediate access to the call and bypass the live operator on the day of the call. Participants may pre-register at any time, including up to and after the call start time. For those unable to listen live, an audio replay of the call will be available until May 20, 2021 by dialing 1-877-344-7529 or 1-855-669-9658 (access code 10153788).

About GFL

GFL, headquartered in Vaughan, Ontario, is the fourth largest diversified environmental services company in North America, providing a comprehensive line of non-hazardous solid waste management, infrastructure & soil remediation and liquid waste management services through its platform of facilities throughout Canada and in 27 states in the United States. Across its organization, GFL has a workforce of more than 15,000 employees and provides its broad range of environmental services to more than 135,000 commercial and industrial customers and its solid waste collection services to more than 4 million households.

For further information: Patrick Dovigi, Founder and Chief Executive Officer, +1 905-326-0101, pdovigi@gflenv.com